Cantabio Pharmaceuticals Inc.

August 3, 2017

Suzanne Hayes
Joseph McCann
Jeffery Gabor
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4720
Mail Stop 4546

Via EDGAR                       Re:      Amendment No. 1 to Registration Statement on Form S-1
Filed July 14, 2017
File No. 333-217749
Form 10-K for Fiscal Year Ended March 31, 2017
File No. 000-54906

Dear Ms. Hayes, Mr. McCann and Mr. Gabor:

This letter is in response to your letter of July 27, 2017 in which you provided comments on Amendment No. 1 to the Registration Statement on Form S-1 filed on July 14, 2017 (“Amendment No. 1”) of Cantabio Pharmaceuticals Inc. (the “Company”) and the annual report of the Company filed on Form 10-K on June 30, 2017 (the “Annual Report”).  We set forth below in bold and italics the comments in your letter followed by our responses to each comment. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning given to them in Amendment No. 1.
1.
Your disclosures on pages 4 and 5 of the Form 10-K for the fiscal year ended March 31, 2017 appear to provide updated information concerning the status of your research and development pipeline as well as your lead programs. Also, the disclosure on page 7 of your Form 10-K indicates that you will not make patent filings until 2018 at the earliest whereas your disclosure on page 19 of the Form S-1 indicates that those filings could be made in 2017.  Please revise your Form S-1 accordingly or advise.

We advise you that the information in Amendment No. 1 concerning the proposed timelines for the filings of patents is updated from that contained in the Annual Report and reflects the current status. We believe that any perceived discrepancy results from the information being updated rather than a contradiction.  We do not believe that further amending Amendment No. 1 to explain this difference will materially aid the Company’s shareholders and potential investors with making an investment decision concerning any investment in our shares of common stock (including those being registered in Amendment No. 1).

2.
You incurred a $42,869 loss on foreign exchange in the year ended March 31, 2017 compared to a gain of $89,609 in the year ended March 31, 2016.  Please tell us the nature of the foreign exchange loss/gain and clarify in the filing why the amount changed significantly from year-to-year.

As discussed on the telephone with the Staff of the U.S. Securities and Exchange Commission (the “Commission”), we believe that this comment is based on a misreading of Amendment No. 1 and the financial statements included therein.  As stated in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and as reflected in the Consolidated Statement of Operations contained in Amendment No. 1, the Company had Other Expenses (and not a loss on foreign exchange) of $42,869 in the year ended March 31, 2017 and Other Income (and not a gain on foreign exchange) of $89,609 in the year ended March 31, 2016.

3.	Please confirm that in future filings, as applicable, you will provide the disclosure required by Item 101(h)(4)(iv), (viii), and (ix) of Regulation S-K.

The Company confirms that its future filings with the Commission made pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), it will provide the disclosure required by Item 101(h)(4)(iv), (viii), and (ix) of Regulation S-K.

4.
Please confirm that in future filings, as applicable, your exhibit index will identify all exhibits filed pursuant to Item 601 of Regulation S-K. In this regard, we refer to the exhibit indexes contained in your Form 10-K for fiscal year ended December 31, 2016 and in your Form S-1 registration statement filed on May 5, 2017.

The Company confirms that its future filings with the Commission made pursuant to the Exchange Act it will identify all exhibits filed pursuant to Item 601 of Regulation S-K.

In addition to the above responses to your comments, we hereby acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the New Registration Statement, (ii) comments from the staff  of the Commission does not foreclose the Commission from taking any action with respect to the New Registration Statement and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
/s/ Thomas Roger Sawyer
Chief Operating Officer